taylor devices inc.

2026

ANNUAL REPORT

LETTERS TO OUR SHAREHOLDERS



John Burgess
Chairman of the Board of Directors

I became a Director of the Company in 2007 and was elected Chairman in 2018. This is my first direct communication with shareholders. I wanted to explain what our intentions have been in moving the company from a lower revenue engineering firm into a highly profitable asset strong aerospace and defense supplier.

To accomplish this required putting together a Board of Directors with knowledge and experience in the markets we planned to enter, and a proven track record of accomplishments. We then required leadership for the company, again with knowledge and experience of the markets, and a track record of accomplishments. The new leadership set about redesigning the company, creating a new strategy, and recruiting the necessary skill sets to perform a complete transformation of the company.

We are still a work in progress, but we have significantly improved shareholder value, while remaining debt free. We have also accumulated the capital to help fund our future growth, and the creation of additional shareholder value. Meanwhile we continue to interest our customers in our new technology as evidenced by our increasing order intake.

For all this, I thank our leadership, management team, and associates, and the support and goodwill of our shareholders.

TAYLOR DEVICES' VISION STATEMENT

Taylor Devices, Inc. will be a Destination Employer of Choice where our self-empowered, innovative, and talented workforce teams to successfully execute and deliver on our stakeholder commitments while concurrently designing and qualifying the next generation of Shock and Vibration Management Systems and Components to protect life, platform, and structures throughout the world with the highest standard of integrity and excellence resulting in profitable growth.



Timothy J. Sopko
Chief Executive Officer

While all of our Integrated Product Teams (IPTs) contributed to our results this past year, our Aerospace/Defense IPT had another particularly strong year finishing with sales at $27.5M...

Fiscal year 2026 was another very good year for our Company as our team not only delivered on our customer commitments as shown by our record high On Time Delivery, but they also secured new product positions on several critical to US security platforms supported by our New Product Development Integrated Product Team (IPT) which includes our Development Lab, named after our recently retired President, Alan Klembczyk. Following are some of the achievements for FY26:

- Full year **Bookings** of **$67.3M**, setting **a new high record for our company** which also includes **a new high record for the largest single order in our company's history at $19M**
- Full year **Sales** of **$41.6M**, down $4.6M from last year's record high of $46.3M but still better than our average over the past 5 fiscal years of $40.7M
- This has us entering FY26 with a **Backlog** of **$52.8M**, setting **a new high record for our company** (prior record high was set in FY24, at $33.1M with the average over the past 5 fiscal years at $27.7M)
- Full year **Net Income** of $8.6M/20.6% of sales (vs. the average over the past 5 fiscal years at $7.1M/11.4% of sales)
- **Customer On-Time Delivery** of **94.2%** setting **a new high record for our company**
- **Facilities and equipment** investment of **$2.1M** in support of our targeted future growth including our new **Development Lab**
- **R&D** investment of **$0.8M** in support of our targeted future growth

While all of our IPTs contributed to our results this past year, our Aerospace/Defense IPT had another particularly strong year finishing with sales at $27.5M, setting a new high record slightly better than last year's $27.1M.

Our Structural IPT continued to face market headwinds due to higher interest and foreign exchange rates, while our Industrial IPT had a strong sales year at $3.9M vs. the average over the prior 5 years of $3.6M.

The fact that our team was able to significantly increase the level of R&D year on year while supporting increased customer funded development concurrent with setting a record high On Time Delivery is very encouraging.

As we enter our 71th year in business this FY27, I confidently look forward to many more years of profitable growth driven by our continued investment in our people, technology, equipment and facilities.



AEROSPACE & DEFENSE



Brian Lowicki

Aerospace/Defense,
Integrated Product Team Lead

Taylor Devices continues to invest in research and development to broaden our technology base to support current and future customer needs...

Fiscal year 2026 was another strong year for our Aerospace and Defense IPT. The team delivered strong sales of $27.5M and record bookings of $55.7M. Taylor Devices continued investment in its talent, technology, processes, and facilities resulted in positions in the following areas:

- Unmanned Aerial Vehicle landing gear funded development and production with several customers to support the growing US Government and prime contractor budgets.
- Funded development in shock and isolation applications for ground based nuclear deterrent as part of the US Nuclear triad.
- Launch support equipment of NASA Space Launch System (SLS).
- Weapon container isolation for key future US munitions.
- Shock and vibration isolation for domestic and international Navy shipboard applications.
- Domestic fast jet on board weapon carriage and release applications.
- Continued support of our long standing naval launch isolation positions.

Taylor Devices continues to invest in research and development to broaden our technology base to support current and future customer needs (future warfighter). We look forward to continuing to build on our track record of success to support our team, shareholders, and customers.

PUMPKIN™ MOUNTS

PUMPKIN™ Mounts provide a unique combination of materials and damping characteristics designed to provide 6 degree-of-freedom protection. This capability makes the isolation mounts well suited for a variety of applications where sensitive equipment must withstand demanding shock and vibration environments.

For one engineering firm in the UK, Force Development Services (FDS), these isolation systems provide essential protection to a new standard for the Royal Navy. FDS incorporated PUMPKIN™ Mounts into a rail-based system for their medical mission modules as part of the Navy's Persistent Operational Deployment System (NavyPODS) program.

The NavyPODS medical modules are constructed from 20-foot ISO containers and are designed to provide additional medical capabilities directly on a ship's deck. PUMPKIN™ Mounts provide the isolation and shock protection required to help the medical modules meet demanding naval shock requirements while protecting the equipment and systems housed within.

This modular system gives the Royal Navy greater flexibility and scalability while enabling the rapid integration of new technologies, capabilities that are increasingly important in today's evolving military environment.



Photo Credit: Force Development Services

LOYAL WINGMAN UAVs

The United States military is moving toward a new model of defense acquisition and development, with an increasing emphasis on accelerating the transition of advanced technologies from concept to fielded capability. Rather than relying solely on traditional development timelines that can span years or even decades, the Department of Defense is pursuing approaches designed to shorten development cycles, increase affordability, and rapidly deliver new capabilities.



One example is the United States Air Force's Collaborative Combat Aircraft (CCA) program, a new generation of uncrewed aerial vehicles (UAVs) designed to operate alongside piloted aircraft. CCAs are being developed with an emphasis on affordability, scalability, and accelerated production, with future platforms expected to incorporate increasingly advanced artificial intelligence and autonomous capabilities. The result is a shift toward aircraft that can be developed, produced, and upgraded more rapidly to address changing mission requirements.

Taylor Devices has designed and built landing gear systems for dozens of UAV platforms in the past including MQ-9, Avenger, and more. This established track record of success has allowed us to become a trusted supplier of elegant and innovative landing gear for emerging aircraft platforms.

As defense programs continue to prioritize speed, adaptability, and advanced technology, Taylor Devices remains focused on delivering landing gear systems capable of keeping pace with the rapidly evolving aerospace market.



STRUCTURAL

PER[illegible] NORTH: PUBLIC SAFETY AND ADM[illegible]IVE BUILDING RETROFIT PROJECT OAKLAND, C[illegible]



Todd Avery

Structural, Integrated Product Team Lead

Developers in Los Angeles and San Francisco are turning to Adaptive Retrofit Reuse, converting excess office space to needed housing, both affordable and high end.

The Structural IPT delivered sales of $10.3M for FY26. We continued to face headwinds in the form of high borrowing rates nationally and office vacancy rates in the largest cities in California and the West Coast of the US. While there seems to be no relief on the borrowing rate front, some cities like San Francisco showed a 5% year over year reduction in their office vacancy rates as that city is headquarters for many of the AI startups. Developers in Los Angeles and San Francisco are turning to Adaptive Retrofit Reuse, converting excess office space to needed housing, both affordable and high end. New Project Inquiries increased in the second half of our 2026 fiscal year, averaging 9 per month, as the total Structural market showed signs of awakening.

Taylor Devices very first Taylor Damped Moment Frame (TDMF) Project was booked, to be delivered in early FY27. Sutter Health's Mission Bernal Care Complex will be a new Advanced Neuroscience Complex located in San Francisco, CA. The Damped Special Moment Frame (DSMF) was successfully brought into the building code as a standard structural system starting in 2028 rather than an alternative system. Both the TDMF and the SDMF allow for a rapid design and improved building performance during seismic events.

Another featured project this year is the University of California, San Francisco Health Helen Diller Hospital, which has begun construction in Parnassus Heights, San Francisco. This is one of the most advanced healthcare facilities being built in the country and will include 189 Taylor Dampers as part of the lateral force-resisting system.

MISSION BERNAL CARE COMPLEX

SAN FRANCISCO, CA



Size	129,000 sqft
Stories	5
Building Type	Healthcare Center
Number of Dampers	40
Structural Engineer	Degenkolb
Owner	Sutter Health

Sutter just broke ground on their new Advanced Neuroscience Complex at the Mission Bernal Campus in San Francisco – the first ever building to use the Taylor Damped Moment Frame (TDMF) system. Taylor Devices spent several years developing a new prescriptive method to remove barriers for engineers who want to design new buildings with dampers. This 5-story building utilized the new system to provide a medical office building to have improved performance in an earthquake and reduced chance of closure following a major event. Using the TDMF system saved the project both schedule and money, avoiding the need for nonlinear analysis while utilizing dampers to save steel tonnage and foundation sizes.

UCSF HEALTH HELEN DILLER HOSPITAL

SAN FRANCISCO, CA


Copyright © UCSF

Size	880,000 sqft
Stories	15
Building Type	Hospital
Number of Dampers	189
Structural Engineer	NYA
Owner	UCSF Health

The new UCSF Health Helen Diller Hospital at the Parnassus Heights campus in San Francisco is a cutting-edge facility packed into a highly constrained campus. This 15-story building utilizes SidePlate moment frames along with 189 fluid viscous dampers, allowing the Hospital to maintain operations after a major seismic event. The combination of site restrictions and architectural vision meant that almost no floors are the same as any other in this highly complex building. The flexibility of damper placement helped the design team locate the devices through the building, working around the hospital programming in ways that wouldn't be possible with other systems.

Image Credit: Designed by HDR | Herzog & de Meuron.
Landscape renderings: Designed by HDR | Herzog & de Meuron | Field Operations



NEW PRODUCT DEVELOPMENT



Jim Talty

New Product Development,
Integrated Product Team Lead

Taylor Devices recognized this market shift early and made the decision to invest in a brand-new Development Machining Lab to support shorter prototype lead times...

Over the past several years, there have been dramatic changes in the aerospace and defense markets. Global conflicts and rapid technology advancements (ex. Uncrewed Aircraft, Artificial Intelligence (AI) adaptation, etc.) are driving a fundamental shift in how aircraft and weapon systems are being developed and produced. New, agile companies have entered the market with promises to reduce system development timelines, lower costs and increase production rates. Typical product development times of 12-18 months to reach the hardware stage are no longer acceptable – the new expectation is that prototype hardware is available in a matter of weeks.

Taylor Devices recognized this market shift early and made the decision to invest in a brand-new Development Machining Lab to support shorter prototype lead times and aid in getting hardware in the hands of our customers quicker to support system integration and test. In April 2025, the Taylor Board of Directors approved a $2M investment to stand up a dedicated development machining facility. In only 10 months, in February 2026, a grand opening was held for the Alan Klembczyk Development Lab, located at our Buffalo Bolt campus. The new facility, focused on agility and innovation, was appropriately named for Alan Klembczyk, Taylor's former President, who retired in 2025 after 37 years with the company.

The new lab, equipped with state-of-the-art CNC machining equipment, including a DN Solutions PUMA SMX3100S Multifunction Mill Turn Lathe, has already had a positive impact on lead time reduction for our customers. Several programs have already utilized the lab capabilities to expedite hardware availability for our customers, resulting directly in new business for Taylor.

As we enter Fiscal Year 2027, the Taylor Devices New Product Development IPT will continue to identify new ways to support our customers, including the incorporation of new materials / processes and evaluation of the use of AI in our manufacturing and production processes.

A NEW HOME FOR INNOVATION




taylor devices inc.
DEVELOPMENT LAB




DEVELOPMENT LAB

TAYLOR DEVICES

LANDING GEAR SERIES



As construction of the new development lab neared completion, plans were already underway to put its capabilities to the test. The goal was ambitious: design, manufacture, and assemble a fully functional nose landing gear system for display at the Farnborough International Airshow in just four months.

A dedicated team brought together the engineering, manufacturing, and assembly capabilities of the new lab to take the project from concept to completed system. The tight timeline provided an opportunity to demonstrate the facility's capabilities and the processes needed to rapidly develop and produce complex aerospace hardware. The project was a major success. The unit was delivered on schedule and validated the vision behind the lab by enabling Taylor Devices to turn innovative ideas into reality faster than ever before.

As the number of aircraft platforms continue to grow with new emerging technologies, this lab will serve as a space to be used for the research and development of future energy dissipation technology that can be used in landing gear including air-oil shock absorbers (OLEO), new elastomers, and liquid springs to meet the evolving needs of the aerospace industry.

This series of landing gear options that optimize designs, reduce weight, and improve dynamic performance will provide the best overall value for our customers.


LARGE
STRUCTURAL
TEST II

OPERATIONS



Robert Conrad
Vice President, Operations

Year over year improvements in Supplier performance, internal processes and the MRP system has resulted in 23% increase in OTD since FY2022...

The Taylor Devices team had strong execution performance in FY26 despite the revenue dropping to $41.6 million due to delayed bookings, which finished the year at $67.3M – the highest in company history. On Time Delivery (OTD) to our Customer's was 94.2%, up 2% from FY25. Year over year improvements in Supplier performance, internal processes and the MRP system has resulted in 23% increase in OTD since FY2022 and it remains a key focus area for improvement for each IPT. Our Operations and Supply Chain teams have supported rapid development projects, heavy Bid and Proposal work and they are preparing for several new product launches in FY27. Our capacity review process has expanded into Assembly, Test and Machining areas, which help us to develop make vs. buy decisions as well as flexing people and equipment to support the Customer.

Taylor Devices has continued our strong Operational Excellence pursuit and continuous improvement culture, which again resulted in well over one hundred improvement actions and projects. Some examples of improvement areas are:

- Over twenty active Capital investment projects, which include Machine Shop, Assembly, Test equipment, Paint area, Quality, facility upgrades, material handling and IT improvements resulting in better efficiency, organization, testing capability and Customer support.
- Cross functional focus on rapid development of prototypes on two separate Landing gear projects.
- Implemented tiered Performance management system and a Root Cause Corrective Measures (RCCM) process for Safety incidents, utilizing a cross functional review with long term corrective actions implemented.
- 40% reduction in Supplier escapes through strategic sourcing and focused Quality audits at Key Suppliers.

Taylor Devices continued to invest in our equipment, infrastructure and our employees in FY26. One major capital investment was a movement into Solar energy, which will help to offset rising utility costs as well as having a positive environmental impact. Continuous Improvement training was completed for our Extended management team in FY26, which supplemented the leadership training from FY25. There was also extensive work done on our Strategic Workforce planning process with a focus on succession planning and development of unique plans for individuals to maximize their growth. This is a continuation of our training to support a management culture which is built on developing people and building depth within the organization. The IPT structure, which was implemented in FY25, has enhanced Customer engagement and more focused market activity within the organization.

Similar to last year, our Signature processes of Strategy Deployment, Integrated Product Roadmaps, Sales, Inventory and Operations Planning (SIOP), capacity planning and our recently implemented "tier" performance management reviews enable all functions and the IPTs to be aligned. The Operations and Supply Chain teams are embedded into Taylor Devices signature processes which allow our team to execute in the short term and develop plans to support the business's long-term goals.

We remain well positioned to support Taylor Devices' future profitable growth plan and help satisfy all our stakeholders.



OPERATIONS WINS

Taylor Devices had a strong operational excellence foundation of continuous improvement to build on in FY26 and the team delivered on over one hundred improvement ideas / projects.

These projects ranged from "go do it's" to structured team activities and process changes.

Read more about these projects below.

Development Lab construction completed on time and under budget with first pieces being machined in January 2026.


taylor
devices inc



Exploration of AI uses in machining, manufacturing, scheduling tools.

CapEx investments continued throughout our facilities and on equipment, including refurbishment of our "Mega Tester."





Visual factory projects continued in Assembly and Test areas – ETM, Test fixtures the focus areas.

94%

On Time Delivery

This is up 2% from last year, and a new company record.

20+

Active Capital Investment Projects

Spans Machine Shop, Assembly, Test equipment, Paint area, Quality, facility upgrades, material handling and IT improvements resulting in better efficiency, organization, testing capability and Customer support.


taylor devices inc.
9100:16
9001:15

FINANCIAL INFORMATION



Paul Heary
Chief Financial Officer

The Balance Sheet remains strong and will continue to support investments that support the medium to longer term opportunities being pursued.

Fiscal year (FY) 2026 was a challenging year because of the combined impact of Aerospace / Defense order intake timing and continued erosion of Structural project opportunities. As a result, revenue decreased 10% with sales to Structural customers accounting for almost the entire decline. Customer market sales concentrations further shifted to Aerospace / Defense which accounted for 66% of total sales as compared to 59% last year. There was a heavier domestic sales concentration as sales to Asia declined from 15% of total sales in FY25 to 8% in the current year. The year-end backlog position finished significantly higher due to an influx of Aerospace / Defense bookings at the end of the fiscal year. May 2026 backlog was $52.8 million, as compared to $27.1 million at the end of FY25, and includes a substantial order with scheduled deliveries across four fiscal years ($1.7 million in FY27 and $17.3 million thereafter).

Lower revenue resulted in Gross Profit decreasing to $18.3 million, or 44% of sales, from $21.5 million or 46% of sales in FY25. FY26 capital expenditures of $2.1 million were mostly directed at manufacturing and rapid product development capabilities. Research and Development costs of $0.8 million were up 75% when compared to FY25 while funded development continued to grow with defense sponsored R&D revenue 30% higher than last year. Selling, general and administrative expenses were down 10% from prior year, attributed to lower incentive compensation accruals tied to reduced income. Operating Income finished $2.3 million lower than FY25 while Net income was only down $0.85 million as the result of favorable income tax dynamics. Earnings per share went down to $2.70 from $3.01 in FY25.

While the backlog is stronger entering FY27, the business will be challenged by the inherent conversion difficulties of funded development and early cycle production orders, in addition to lingering adverse macroeconomic conditions affecting the Structural market. The Balance Sheet remains strong and will continue to support investments that support the medium to longer term opportunities being pursued.

MARKET INFORMATION



FISCAL YEAR 2025
FISCAL YEAR 2026
HIGH $57.74
LOW $39.96
HIGH $64.50
LOW $41.00
HIGH $50.20
LOW $31.30
HIGH $41.51
LOW $29.50
HIGH $53.73
LOW $33.67
HIGH $51.93
LOW $40.50
HIGH $90.37
LOW $47.53
HIGH $89.99
LOW $48.41
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Stock price highs and lows for the past two fiscal years.

$67.3
Bookings

$41.6
Net Sales

$0.8
Research & Development

$7.3
Operating Income

$2.70
Earnings Per Share

Dollars in millions, except for per share data

CUSTOMER GROUPS



AERO / DEFENSE 66%
STRUCTURAL 25%
INDUSTRIAL 9%
2026
66%
25%
9%
2025
59%

CUSTOMER LOCATIONS



USA 87%
ASIA 8%
OTHER 5%
2026
87%
8%
5%
2025

TAYLOR DEVICES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AND

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2026

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company is engaged in the design, development, manufacture and marketing of shock absorption, rate control, and energy storage devices for use in various types of machinery, equipment and structures. In addition to manufacturing and selling existing product lines, the Company continues to develop new and advanced technology products. The Company manufactures and sells a group of very similar products that have many different applications for customers. These similar products are included in one of nine categories, namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators. Custom derivations of all of these products are designed and manufactured for many aerospace and defense applications.

Application of Critical Accounting Policies and Estimates

The Company's consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles. The preparation of the Company's consolidated financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported. These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements and elsewhere in the accompanying consolidated financial statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Accounts Receivable

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Accounts receivable are stated at an amount management expects to collect from outstanding balances. Management provides for estimated credit losses through a charge to expense and a credit to a valuation allowance based on its assessment of the current status of individual accounts after considering the age of each receivable and communications with the customers involved, historical trends, and forecasted economic conditions. Balances that are collected, for which a credit to a valuation allowance had previously been recorded, result in a current-period reversal of the earlier transaction charging expense and crediting a valuation allowance. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable in the current period. The actual amount of accounts written off over the five year period ended May 31, 2026 were less than 0.1% of sales for that period. The balance of the valuation allowance has decreased from $564,000 at May 31, 2025 to $195,000 at May 31, 2026 due to the full collection of a $751,000 overdue balance at May 31, 2025.

Inventory

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. Based on certain assumptions and judgments made from the information available at that time, we determine the amount in the inventory allowance. If these estimates and related assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from the Company's estimates. There was $318,000 and $107,000 of inventory disposed of during the years ended May 31, 2026 and 2025, respectively. The provision for potential inventory obsolescence was $225,000 and zero for the years ended May 31, 2026 and 2025, respectively.

Revenue Recognition

Revenue is recognized when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process. Adjustments to cost and profit estimates are made periodically due to changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements. These changes may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion. Historically, actual results have not varied materially from the Company's estimates. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2026, 56% of revenue was recorded for contracts in which revenue was recognized over time while 44% was recognized at a point in time. In the year ended May 31, 2025, 68% of revenue was recorded for contracts in which revenue was recognized over time while 32% was recognized at a point in time.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred and estimated earnings on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenue recognized.

Income Taxes

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. The deferred tax assets relate principally to asset valuation allowances such as inventory obsolescence reserves and credit loss reserves and also to liabilities including warranty reserves, accrued vacation, accrued commissions and others. The deferred tax liabilities relate primarily to differences between financial statement and tax depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. In future years the Company will need to generate approximately $12.1 million of taxable income in order to realize our deferred tax assets recorded as of May 31, 2026 of $2,542,000. This deferred tax asset balance is 11% ($306,000) lower than at the end of the prior year. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. If actual results differ from estimated results or if the Company adjusts these assumptions, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses.

The Company and its subsidiary file consolidated federal and state income tax returns. As of May 31, 2026, the Company had state investment tax credit carryforwards of approximately $546,000 expiring through May 2031.

Results of Operations

A summary of the period-to-period changes in the principal items included in the consolidated statements of income is shown below:

Summary comparison of the years ended May 31, 2026 and 2025

	Increase / (Decrease)
Sales, net	$ (4,643,000)
Cost of goods sold	$ (1,512,000)
Research and development costs	$ 332,000
Selling, general and administrative expenses	$ (1,179,000)
Other income	$ 240,000
Income before provision for income taxes	$ (2,044,000)
Provision for income taxes	$ (1,195,000)
Net income	$ (849,000)

For the year ended May 31, 2026 (All figures being discussed are for the year ended May 31, 2026 as compared to the year ended May 31, 2025).

	Year ended May 31		Change	
	2026	2025	Amount	Percent
Net revenue	$ 41,650,000	$ 46,293,000	$ (4,643,000)	*-10 %*
Cost of goods sold	23,303,000	24,815,000	(1,512,000)	*-6 %*
Gross profit	$ 18,347,000	$ 21,478,000	$ (3,131,000)	*-15 %*
... as a percentage of net revenue	44%	46%		

The Company's consolidated results of operations showed a 10% decrease in net revenue and a 15% decrease in net income. Revenue recorded in the year ended May 31, 2026 for long-term projects was 25% lower than the level recorded in the prior year. We had 40 long-term projects in process during the year ended May 31, 2026 compared with 37 during the same period last year. Revenue recorded in the year ended May 31, 2026 for other than long-term projects (non-projects) was 22% higher than the level recorded in the prior year. The number of long-term projects in process fluctuates from period to period. The changes from the prior year to the year ended May 31, 2026 are not necessarily representative of future results.

Sales of the Company's products are made to three general groups of customers: industrial, structural and aerospace / defense. The Company saw a 31% decrease from last year's level in sales to structural customers who were seeking seismic / wind protection for either construction of new buildings and bridges or retrofitting existing buildings and bridges along with a 1% increase in sales to customers in aerospace / defense and an 11% decrease in sales to customers using our products in industrial applications.

A breakdown of sales to these three general groups of customers, as a percentage of total net revenue for fiscal years ended May 31, 2026 and 2025 is as follows:

	Year ended May 31	
	2026	2025
Industrial	9%	9%
Structural	25%	32%
Aerospace / Defense	66%	59%

Total sales within the U.S. were consistent with last year. Total sales to Asia decreased to $3.2 million from $7.0 million last year, while sales to countries outside of the U.S. and Asia decreased $0.7 million from last year. The shift in domestic and international sales concentration from the prior year is attributable to normal changes in structural project activity. Net revenue by geographic region, as a percentage of total net revenue for fiscal years ended May 31, 2026 and 2025 is as follows:

	Year ended May 31	
	2026	2025
U.S.	87%	79%
Asia	8%	15%
Other	5%	6%

The gross profit as a percentage of net revenue of 44% in the year ended May 31, 2026 is two percentage points lower than the same period last year (46%).

At May 31, 2026, we had 139 open sales orders in our backlog with a total sales value of $52.8 million. At May 31, 2025, we had 142 open sales orders in our backlog with a total sales value of $27.1 million. $10.1 million of the current backlog is on long-term projects already in progress. $13.1 million of the $27.1 million sales order backlog at May 31, 2025 was in progress at that date. 92% of the sales value in the backlog is for aerospace / defense customers compared to 75% at the end of fiscal 2025. As a percentage of the total sales order backlog, orders from structural customers accounted for 5% at May 31, 2026 and 19% at May 31, 2025. The backlog at May 31, 2026 includes a $19.0 million non-project order with $1.7 million scheduled to be delivered in fiscal year ending May 31, 2027, $5.0 million scheduled to be delivered in fiscal year ending May 31, 2028, $10.0 million scheduled to be delivered in fiscal year ending May 31, 2029 and $2.3 million scheduled to be delivered in fiscal year ending May 31, 2030. The Company expects to recognize revenue for the majority of the remaining backlog during the fiscal year ending May 31, 2027, with the balance during the fiscal year ending May 31, 2028.
The Company's backlog, revenue, commission expense, gross profit, and net income fluctuate from period to period. Total sales in the current period and the changes in the current period compared to the prior period are not necessarily representative of future results.

Research and Development Costs

	Years ended May 31		Change	
	2026	2025	Amount	Percent
R & D	$ 776,000	$ 444,000	$ 332,000	75 %
… as a percentage of net revenue	1.9%	1.0%		

Research and development costs increased 75% from the prior year due to increased aerospace / defense activity.

Selling, General and Administrative Expenses

	Years ended May 31		Change	
	2026	2025	Amount	Percent
S G & A	$ 10,228,000	$ 11,407,000	$ (1,179,000)	-10 %
… as a percentage of net revenue	25%	25%		

Selling, general and administrative expenses decreased 10% from the prior year, primarily from lower employee incentive compensation accruals.

Operating Income

Operating income of $7,343,000 for the year ended May 31, 2026 decreased 24% from the prior year, primarily from decreased revenue.

Other Income

Other income increased 17% from the prior year. The increase was driven by short-term investment interest income.

Provision for Income Taxes

The Company's effective tax rate (ETR) is calculated based upon current assumptions relating to the year's operating results and various tax related items. The ETR for the fiscal year ended May 31, 2026 is 5%, compared to the ETR for the prior year of 15%.

A reconciliation of provision for income taxes at the statutory rate to income tax provision at the Company's effective rate is as follows:

	2026	2025
Computed tax provision at the expected statutory rate	$ 1,888,000	$ 2,317,000
Tax effect of permanent differences:		
Research tax credits	(369,000)	(489,000)
Foreign-derived intangible income deduction	(14,300)	(225,000)
Stock option costs	(929,900)	(12,000)
Other permanent differences	10,900	24,000
Other	(160,700)	5,000
	$ 425,000	$ 1,620,000

The foreign-derived intangible income deduction is a tax deduction provided to corporations that sell goods or services to foreign customers. It became available through the Tax Cuts and Jobs Act of 2017.

Liquidity and Capital Resources, Line of Credit and Long-Term Debt

The Company's primary liquidity requirements depend on its working capital and capital expenditure needs. Working capital consists primarily of cash and short-term investments, inventory, accounts receivable, costs and estimated earnings in excess of billings, accounts payable, accrued expenses and billings in excess of costs and estimated earnings. The Company's primary source of liquidity has been excess cash flow from operations.

Capital expenditures for the year ended May 31, 2026 were $2,136,000 compared to $2,602,000 in the prior year. Current year capital expenditures included new manufacturing machinery, testing equipment, upgrades to technology equipment and assembly / test facility improvements. The Company has commitments to make capital expenditures of approximately $1,770,000 as of May 31, 2026. These capital expenditures will be primarily for new manufacturing and testing equipment.

The Company has a $10,000,000 bank demand line of credit with M&T Bank, with interest payable at the Company's option of 30, 60 or 90 day SOFR rate plus 2.365%. There is no outstanding balance at May 31, 2026. The line is secured by a negative pledge of the Company's real and personal property and is subject to renewal annually. The bank is not committed to make loans under this line of credit and no commitment fee is charged.

Management believes that the Company's cash on hand, cash flows from operations, and borrowing capacity under the bank line of credit will be sufficient to fund ongoing operations and capital improvements for the next twelve months.

Inventory and Maintenance Inventory

	May 31, 2026		May 31, 2025		Increase /(Decrease)	
Raw materials	$ 643,000		$ 627,000		$ 16,000	*3%*
Work-in-process	6,697,000		7,223,000		(526,000)	*-7%*
Finished goods	189,000		263,000		(74,000)	*-28%*
Inventory	7,529,000	86%	8,113,000	88%	(584,000)	*-7%*
Maintenance and other inventory	1,206,000	14%	1,108,000	12%	98,000	*9%*
Total	$ 8,735,000	100%	$ 9,221,000	100%	$ (486,000)	*-5%*
Inventory turnover	2.6		2.7			

Inventory, at $7,529,000 as of May 31, 2026, is 7% lower than at the prior year-end. Of this, approximately 89% is work in process, 3% is finished goods, and 8% is raw materials. All of the current inventory is expected to be consumed or sold within twelve months. The level of inventory will fluctuate from time to time due to the stage of completion of the non-project sales orders in progress at the time.

The Company disposed of approximately $318,000 and $107,000 of obsolete inventory during the years ended May 31, 2026 and 2025, respectively.

Accounts Receivable, Costs and Estimated Earnings in Excess of Billings ("CIEB") and Billings in Excess of Costs and Estimated Earnings ("BIEC")

	May 31, 2026	May 31, 2025	Increase /(Decrease)	
Accounts receivable	3,932,000	5,600,000	(1,668,000)	*-30%*
CIEB	8,032,000	5,360,000	2,672,000	*50%*
Less: BIEC	1,367,000	4,382,000	(3,015,000)	*-69%*
Net	$ 10,597,000	$ 6,578,000	$ 4,019,000	*61%*
Number of an average day's sales outstanding in accounts receivable (DSO)	40	32		

The Company combines the totals of accounts receivable, the asset CIEB, and the liability BIEC, to determine how much cash the Company will eventually realize from revenue recorded to date. As the accounts receivable figure rises in relation to the other two figures, the Company can anticipate increased cash receipts within the ensuing 30-60 days.

The number of an average day's sales outstanding in accounts receivable (DSO) was 40 days at May 31, 2026 and 32 days at May 31, 2025. The Company decreased its allowance for estimated credit losses to $195,000 at May 31, 2026 from $564,000 at May 31, 2025 due to the full collection of a $751,000 overdue balance at May 31, 2025.

The status of the long-term projects in progress at the end of the current and prior fiscal years have changed in the factors affecting the year-end balances in the asset CIEB, and the liability BIEC:

	2026	2025
Number of projects in progress at year-end	19	21
Aggregate percent complete at year-end	62%	65%
Average total value of projects in progress at year-end	$1,619,000	$1,846,000
Percentage of total value invoiced to customer	45%	64%

There are two fewer projects in process at the end of the current fiscal year as compared with the prior year end and the average value of those projects has decreased by 12% between those two dates.

As noted above, CIEB represents revenue recognized in excess of amounts billed. Whenever possible, the Company negotiates a provision in sales contracts to allow the Company to bill, and collect from the customer, payments in advance of shipments. Unfortunately, these contract provisions are often not possible to obtain. The $8,032,000 balance in CIEB at May 31, 2026 is a 50% increase from the prior year end. This increase reflects the higher aggregate level of the percentage of completion of these long-term projects as of the current year end as compared with the long-term projects in process at the prior year end. Generally, if progress billings are permitted under the terms of a project sales agreement, then the more complete the project is, the more progress billings will be permitted. The Company expects to bill the entire amount during the next twelve months. 24% of the CIEB balance as of the end of the last fiscal quarter, February 28, 2026, was billed to those customers in the current fiscal quarter ended May 31, 2026. The remainder will be billed as the projects progress, in accordance with the terms specified in the various contracts.

The year-end balances in the CIEB account are comprised of the following components:

	May 31, 2026	May 31, 2025
Costs	$ 6,268,000	$ 8,514,000
Estimated earnings	5,893,000	9,289,000
Less: Billings to customers	4,129,000	12,443,000
CIEB	$ 8,032,000	$ 5,360,000
Number of projects in progress	14	14

As noted above, BIEC represents billings to customers in excess of revenue recognized. The $1,367,000 balance in BIEC at May 31, 2026 is in comparison to a $4,382,000 balance at the end of the prior year. The balance in this account fluctuates in the same manner and for the same reasons as the account "costs and estimated earnings in excess of billings," discussed above. Final delivery of product under these contracts is expected to occur during the next twelve months.

The year-end balances in this account are comprised of the following components:

	May 31, 2026	May 31, 2025
Billings to customers	$ 9,858,000	$ 12,253,000
Less: Costs	2,844,000	3,985,000
Less: Estimated earnings	5,647,000	3,886,000
BIEC	$ 1,367,000	$ 4,382,000
Number of projects in progress	5	7

Accounts payable, at $574,000 as of May 31, 2026, is 49% less than the prior year end. This decrease is normal fluctuation of this account and is not considered to be unusual. The Company expects the current accounts payable amount to be paid during the next twelve months.

Accrued expenses of $2,946,000 decreased 28% from the prior year level of $4,072,000. This change is due to decreases in accrued incentive compensation.

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Taylor Devices, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taylor Devices, Inc. and Subsidiary (the Company) as of May 31, 2026 and 2025, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial condition of the Company as of May 31, 2026 and 2025, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost Estimates for Long-Term Contracts and Related Revenue Recognition

Description of the Matter

As more fully described in Note 1 to the consolidated financial statements, the Company recognizes revenue over time for long-term contracts as goods are produced. The Company uses costs incurred as the method to determine progress, and revenue is recognized based on costs incurred to date plus an estimate of margin at completion. The process of estimating margin at completion involves estimating the costs to complete production of goods and comparing those costs to the estimated final revenue amount. Long-term contracts are inherently uncertain in that revenue is fixed while the estimates of costs required to complete these contracts are subject to significant variability. Due to the technical performance requirements in many of these contracts, changes to cost estimates could occur, resulting in higher or lower margins when the contracts are completed.

Given the inherent uncertainty and significant judgments necessary to estimate future costs at completion, auditing these estimates involved a focused audit effort and a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

Our auditing procedures related to the cost estimates for long-term contracts and related revenue recognition included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We selected a sample of executed contracts to understand the contract, perform an independent assessment of the appropriate timing of revenue recognition, and test the mathematical accuracy of revenue recognized based on costs incurred to date relative to total estimated costs at completion.
- We performed inquiries of the Company's project managers and others directly involved with the contracts to evaluate project status and project challenges which may affect total estimated costs to complete. We also observed the project work site when key estimates related to tangible or physical progress of the project.
- We tested the accuracy and completeness of the data used to develop key estimates, including material, labor, overhead, and sub-contractor costs.
- We performed retrospective reviews of prior year long-term contracts, comparing actual performance to estimated performance and the related financial statement impact, when evaluating the thoroughness and precision of management's estimation process in previous years.

Valuation of Inventory

Description of the Matter

As of May 31, 2026, the Company's inventory balance was $7.5 million, net of a $35,000 allowance for obsolescence, its maintenance and other inventory balance was $1.2 million, net of a $660,000 allowance for obsolescence. As discussed in Note 5, maintenance and other inventory represents certain items that are estimated to have a product life-cycle in excess of twelve months the Company is required to maintain for service of products sold and items that are generally subject to spontaneous ordering. The Company evaluates its inventory for obsolescence on an ongoing basis by considering historical usage as well as requirements for future orders.

Given the inherent uncertainty and significant judgments necessary to estimate potential inventory obsolescence, auditing management's estimates involved a high degree of auditor judgment.

How We Addressed the Matter in Our Audit

Our auditing procedures related to valuation of inventory included the following, among others:

- We evaluated the appropriateness and consistency of management's methods used to develop its estimates.
- We evaluated the reasonableness of judgments made and significant assumptions used by management relating to key estimates.
- We inquired of management relative to write-offs of inventory during the year.
- We tested the completeness and accuracy of management's schedule of inventory.
- We developed an independent expectation of the obsolescence reserve based on our knowledge of the Company's inventory, including analysis of slow-moving items and historical usage and compared it to actual.
- We examined management's lower of cost or net realizable value analysis and performed procedures to test its completeness and accuracy.
- We selected a sample of material purchases made during the year to ensure they were included in inventory at the proper value.
- During our physical inventory observation, we toured the Company's warehouses and examined inventory on hand for any indications of obsolescence.

Lumsden & McCormick, LLP

PCAOB ID: 130

We have served as the Company's auditor since 1998.

Buffalo, New York
August 18, 2026

Consolidated Balance Sheets

May 31,	2026	2025
Assets		
Current assets:		
Cash and cash equivalents	$ 904,823	$ 1,190,656
Short-term investments	40,574,152	34,799,367
Accounts receivable, net (Note 2)	3,931,831	5,599,785
Inventory (Note 3)	7,529,043	8,113,321
Prepaid expenses	1,450,157	1,124,878
Prepaid income taxes	-	94,333
Costs and estimated earnings in excess of billings (Note 4)	8,032,246	5,360,499
Total current assets	62,422,252	56,282,839
Maintenance and other inventory, net (Note 5)	1,205,996	1,107,875
Property and equipment, net (Note 6)	12,306,100	12,074,172
Patents, net	248,148	270,370
Cash value of life insurance, net	223,968	219,444
Other assets	65,420	65,420
Deferred income taxes (Note 10)	1,273,000	1,598,000
	$ 77,744,884	$ 71,618,120
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 574,264	$ 1,119,240
Accrued expenses (Note 8)	2,946,494	4,072,436
Billings in excess of costs and estimated earnings (Note 4)	1,367,083	4,382,067
Accrued income taxes	4,892	-
Total current liabilities	4,892,733	9,573,743
Stockholders' equity:		
Common stock, $.025 par value, authorized 8,000,000 shares, issued 4,295,765 and 4,196,470 shares	107,316	104,835
Paid-in capital	18,104,171	14,544,580
Retained earnings	69,103,828	60,540,154
	87,315,315	75,189,569
Treasury stock – 1,070,762 and 1,051,688 shares at cost	(14,463,164)	(13,145,192)
Total stockholders' equity	72,852,151	62,044,377
	$ 77,744,884	$ 71,618,120

See notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended May 31,	2026	2025
Sales, net (Note 9)	$ 41,649,673	$ 46,292,725
Cost of goods sold	23,302,557	24,814,581
Gross profit	18,347,116	21,478,144
Research and development costs	775,995	444,000
Selling, general and administrative expenses	10,228,165	11,406,817
Operating income	7,342,956	9,627,327
Other income		
Interest, net	1,641,907	1,402,440
Miscellaneous	3,811	3,369
Total other income, net	1,645,718	1,405,809
Income before provision for income taxes	8,988,674	11,033,136
Provision for income taxes (Note 10)	425,000	1,620,000
Net income	$ 8,563,674	$ 9,413,136
Basic earnings per common share (Note 11)	$ 2.70	$ 3.01
Diluted earnings per common share (Note 11)	$ 2.62	$ 2.87

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the years ended May 31,		2026		2025
Common Stock				
Beginning of period	$	**104,835**	$	104,056
Issuance of shares for employee stock purchase plan		**3**		4
Issuance of shares for employee stock option plan		**2,478**		775
End of period		**107,316**		104,835
Paid-in Capital				
Beginning of period		**14,544,580**		12,959,531
Issuance of shares for employee stock purchase plan		**4,580**		6,432
Issuance of shares for employee stock option plan		**1,917,619**		356,108
Stock options issued for services		**1,637,392**		1,222,509
End of period		**18,104,171**		14,544,580
Retained Earnings				
Beginning of period		**60,540,154**		51,127,018
Net income		**8,563,674**		9,413,136
End of period		**69,103,828**		60,540,154
Treasury Stock				
Beginning of period		**(13,145,192)**		(12,943,919)
Issuance of shares for employee stock option plan		**(1,317,972)**		(201,273)
End of period		**(14,463,164)**		(13,145,192)
Total stockholders' equity	$	**72,852,151**	$	62,044,377

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended May 31,	**2026**	2025
Operating activities:		
Net income	**$ 8,563,674**	$ 9,413,136
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	**1,904,373**	1,708,849
Amortization	**22,222**	22,223
Stock options issued for services	**1,637,392**	1,222,509
Credit loss expense (recovery)	**(365,000)**	535,000
Provision for inventory obsolescence	**225,000**	-
Deferred income taxes	**325,000**	(585,385)
Changes in other assets and liabilities:		
Accounts receivable, net	**2,032,954**	(922,377)
Inventory	**261,157**	(129,315)
Prepaid expenses	**(325,279)**	(399,372)
Prepaid income taxes	**94,333**	(94,333)
Costs and estimated earnings in excess of billings	**(2,671,747)**	(1,003,934)
Accounts payable	**(544,976)**	(319,607)
Accrued expenses	**(1,125,942)**	(592,027)
Billings in excess of costs and estimated earnings	**(3,014,984)**	(1,219,207)
Accrued income taxes	**4,892**	(126,148)
Other assets	**-**	(38,077)
Net operating activities	**7,023,069**	7,471,935
Investing activities:		
Acquisition of property and equipment	**(2,136,301)**	(2,602,088)
Increase in short-term investments	**(5,774,785)**	(6,668,088)
Increase in cash value of life insurance	**(4,524)**	(4,620)
Net investing activities	**(7,915,610)**	(9,274,796)
Financing activities:		
Proceeds from issuance of common stock	**1,924,680**	363,319
Acquisition of treasury stock	**(1,317,972)**	(201,273)
Net financing activities	**606,708**	162,046
Net change in cash and cash equivalents	**(285,833)**	(1,640,815)
Cash and cash equivalents - beginning	**1,190,656**	2,831,471
Cash and cash equivalents - ending	**$ 904,823**	$ 1,190,656

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies:

Nature of Operations:

Taylor Devices, Inc. (the Company) manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of nine categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators for use in various types of machinery, equipment and structures, primarily to customers which are located throughout the United States and several foreign countries. The products are manufactured at the Company's sole operating facility in the United States where all of the Company's long-lived assets reside. Management does not track or otherwise account for sales broken down by these categories.

The chief operating decision maker is the Chief Executive Officer who assesses performance for the business (and lone segment) and decides how to allocate resources based on net income as reported in a format consistent with the consolidated statements of income included in these consolidated financial statements. The measure of segment assets is as reported on the consolidated balance sheets in these consolidated financial statements.

87% of the Company's 2026 revenue was generated from sales to customers in the United States and 8% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

79% of the Company's 2025 revenue was generated from sales to customers in the United States and 15% was from sales to customers in Asia. Remaining sales were to customers in other countries in North America, Europe, Australia, and South America.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tayco Realty Corporation (Realty). All inter-company transactions and balances have been eliminated in consolidation.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date the financial statements were issued.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company includes all highly liquid investments in money market funds in cash and cash equivalents on the accompanying balance sheets.

Cash and cash equivalents in financial institutions may exceed insured limits at various times during the year and subject the Company to concentrations of credit risk.

Short-Term Investments:

At times, the Company invests excess funds in liquid interest earning instruments. Short-term investments at May 31, 2026 and May 31, 2025 include money market funds, U.S. treasury securities and corporate bonds stated at fair value, which approximates cost. Unrealized holding gains and losses would be presented as a separate component of accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of investments are determined using the specific identification method.

The short-term investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Accounts Receivable:

Accounts receivable are stated at an amount management expects to collect from outstanding balances. Management provides for estimated credit losses through a charge to expense and a credit to a valuation allowance based on its assessment of the current status of individual accounts, historical trends, and forecasted economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable.

Inventory:

Inventory is stated at the lower of average cost or net realizable value. Average cost approximates first-in, first-out cost.

Property and Equipment:

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is provided primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Cash Value of Life Insurance:

Cash value of life insurance is stated at the surrender value of the contracts.

Revenue Recognition:

Revenue is recognized (generally at fixed prices) when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products or services.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts which are, therefore, not distinct. Promised goods or services that are immaterial in the context of the contract are not separately assessed as performance obligations.

For contracts with customers in which the Company satisfies a promise to the customer to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment for progress completed to date inclusive of profit, the Company satisfies the performance obligation and recognizes revenue over time (generally less than one year), using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company's performance obligations. Incurred costs represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material and overhead. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. Other sales to customers are recognized upon shipment to the customer based on contract prices and terms. In the year ended May 31, 2026, 56% of revenue was recorded for contracts in which revenue was recognized over time while 44% was recognized at a point in time. In the year ended May 31, 2025, 68% of revenue was recorded for contracts in which revenue was recognized over time while 32% was recognized at a point in time.

Progress payments are typically negotiated for long term projects. Payments are otherwise due once performance obligations are complete (generally at shipment and transfer of title). For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts. The asset, "costs and estimated earnings in excess of billings," represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenue recognized.

If applicable, the Company recognizes an asset for the incremental material costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year and the costs are expected to be recovered. As of May 31, 2026 and 2025, the Company does not have material incremental costs on any open contracts with an original expected duration of greater than one year, and therefore such costs are expensed as incurred. These incremental costs include, but are not limited to, sales commissions incurred to obtain a contract with a customer.

Shipping and Handling Costs:

Shipping and handling costs on incoming inventory items are classified as a component of cost of goods sold, while shipping and handling costs on outgoing shipments to customers are classified as a component of selling, general and administrative expenses. The amounts of these costs classified as a component of selling, general and administrative expenses were $231,485 and $239,182 for the years ended May 31, 2026 and 2025. Shipping and handling activities that occur after the customer has obtained control of the product are considered fulfillment activities, not performance obligations.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

The Company's practice is to recognize interest related to income tax matters in interest income / expense and to recognize penalties in selling, general and administrative expenses. The Company did not have any accrued interest or penalties included in its consolidated balance sheets at May 31, 2026 and 2025. The Company recorded no interest expense or penalties in its consolidated statements of income during the years ended May 31, 2026 and 2025.

The Company believes it is no longer subject to examination by federal and state taxing authorities for years prior to May 31, 2023.

Sales Taxes:

Certain jurisdictions impose a sales tax on Company sales to nonexempt customers. The Company collects these taxes from customers and remits the entire amount as required by the applicable law. The Company excludes from revenue and expenses the tax collected and remitted.

Stock-Based Compensation:

The Company measures compensation cost arising from the grant of share-based payments to employees at fair value and recognizes such cost in income over the period during which the employee is required to provide service in exchange for the award. The stock-based compensation expense for the years ended May 31, 2026 and 2025 was $1,637,392 and $1,222,509.

New Accounting Standards:

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the effective tax rate reconciliation and income taxes paid by jurisdiction. ASU 2023-09 is effective for our annual periods beginning June 1, 2025. We adopted this standard for the year ended May 31, 2026, and applied the amendments on a prospective basis. Refer to Note 10 for more information. The adoption of this standard did not have a material effect on the financial statements and related disclosures.

In November 2024, the FASB issued ASU 2025-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" to enhance disclosure of specified categories of expenses (purchases of inventory, employee compensation, depreciation, and intangible asset amortization) included in certain expense captions presented on the face of the income statement. ASU 2025-03 is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted on a prospective basis for financial statements issued for reporting periods after the forementioned effective date. The Company is currently evaluating the potential effect that the updated standard will have on the financial statements and related disclosures.

Other recently issued FASB Accounting Standards Codification ("FASB ASC") guidance has either been implemented or is not significant to the Company.

2. Accounts Receivable:

	2026	2025
Customers	**$ 4,126,839**	$ 6,164,251
Less allowance for estimated credit losses	**195,008**	564,466
	$ 3,931,831	$ 5,599,785

The Company decreased its allowance for estimated credit losses due to full collection of a $751,000 overdue balance at May 31, 2025.

All amounts are expected to be collected within the next fiscal year.

3. Inventory:

	2026	2025
Raw materials	**$ 642,141**	$ 627,616
Work-in-process	**6,697,444**	7,222,613
Finished goods	**224,458**	286,092
	7,564,043	8,136,321
Less allowance for obsolescence	**35,000**	23,000
	$ 7,529,043	$ 8,113,321

4. Costs and Estimated Earnings on Uncompleted Contracts:

	2026	2025
Costs incurred on uncompleted contracts	**$ 9,111,805**	$ 12,499,313
Estimated earnings	**11,539,013**	13,175,240
	20,650,818	25,674,553
Less billings to date	**13,985,655**	24,696,121
	$ 6,665,163	$ 978,432

Amounts are included in the accompanying balance sheets under the following captions:

	2026	2025
Costs and estimated earnings in excess of billings	$ 8,032,246	$ 5,360,499
Billings in excess of costs and estimated earnings	1,367,083	4,382,067
	$ 6,665,163	$ 978,432

The following summarizes the status of long-term projects in progress as of May 31, 2026 and 2025:

	2026	2025
Number of projects in progress	19	21
Aggregate percent complete	62%	65%
Aggregate amount remaining	$10,116,421	$13,100,204
Percentage of total value invoiced to customer	45%	64%

The Company expects to recognize the majority of remaining revenue on all open projects during the May 31, 2027 fiscal year.

Revenue recognized during the years ended May 31, 2026 and 2025 for amounts included in billings in excess of costs and estimated earnings as of the beginning of the year amounted to $4,206,000 and $5,601,000.

5. Maintenance and Other Inventory:

	2026	2025
Maintenance and other inventory	$ 1,865,680	$ 1,872,931
Less allowance for obsolescence	659,684	765,056
	$ 1,205,996	$ 1,107,875

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months. This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering. This inventory is particularly sensitive to obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence. Therefore, management of the Company has recorded an allowance for potential inventory obsolescence. $318,000 and $107,000 of inventory was disposed of during the years ended May 31, 2026 and 2025. The provision for potential inventory obsolescence was $225,000 and zero for the years ended May 31, 2026 and 2025. The Company continues to rework slow-moving inventory, where applicable, to convert it to product to be used on customer orders.

6. Property and Equipment:

	2026	2025
Land	$ 195,220	$ 195,220
Buildings and improvements	10,493,928	10,160,842
Machinery and equipment	19,590,503	17,950,644
Office furniture and equipment	3,252,655	3,193,150
Autos and trucks	91,717	91,717
Land improvements	662,168	662,168
	34,286,191	32,253,741
Less accumulated depreciation	21,980,091	20,179,569
	$ 12,306,100	$ 12,074,172

Depreciation expense was $1,904,373 and $1,708,849 for the years ended May 31, 2026 and 2025.

The Company has commitments to make capital expenditures of approximately $1,770,000 as of May 31, 2026.

7. Short-Term Borrowings:

The Company has available a $10,000,000 bank demand line of credit with interest payable at the Company's option of 30, 60 or 90 day SOFR rate plus 2.365%. The line is secured by a negative pledge of the Company's real and personal property and is subject to renewal annually.

There is no amount outstanding under the line of credit at May 31, 2026 or 2025.

The Company uses a cash management facility under which the bank draws against the available line of credit to cover checks presented for payment on a daily basis. Outstanding checks under this arrangement totaled $59,107 and $97,673 as of May 31, 2026 and 2025. These amounts are included in accounts payable on the accompanying balance sheets.

8. Accrued Expenses:

	2026	2025
Customer deposits	$ 68,482	$ 104,825
Personnel costs	2,154,490	3,214,157
Other	723,522	753,454
	$ 2,946,494	$ 4,072,436

9. Sales:

The Company manufactures and sells a single group of very similar products that have many different applications for customers. These similar products are included in one of nine categories; namely, Seismic Dampers, Fluidicshoks®, Crane and Industrial Buffers, Self-Adjusting Shock Absorbers, Liquid Die Springs, Vibration Dampers, Machined Springs, Custom Shock and Vibration Isolators, and Custom Actuators. Management does not track or otherwise account for sales broken down by these categories. Sales of the Company's products are made to three general groups of customers: aerospace / defense, structural and industrial. A breakdown of sales to these three general groups of customers is as follows:

	2026	2025
Aerospace / Defense	$ 27,522,079	$ 27,134,038
Structural	10,262,939	14,827,044
Industrial	3,864,655	4,331,643
	$ 41,649,673	$ 46,292,725

Sales to three customers approximated 32% (11%, 11% and 10% respectively) of net sales for 2026. Sales to two customers approximated 36% (21% and 15% respectively) of net sales for 2025.

10. Income Taxes:

The Company adopted ASU 2023-09 on a prospective basis as of June 1, 2025, which resulted in additional income tax disclosures for the rate reconciliation and income taxes paid for 2026. Given that the Company elected to adopt ASU 2023-09 prospectively, the 2025 rate reconciliation is not disaggregated in accordance with ASU 2023-09 and the income taxes paid is not presented by jurisdiction.

	2026	2025
Current tax provision:		
Federal	$ 100,000	$ 2,204,000
State	100	1,000
	100,100	2,205,000
Deferred tax provision (benefit):		
Federal	324,900	(585,000)
State	-	-
	324,900	(585,000)
	$ 425,000	$ 1,620,000

The provision for income taxes for the fiscal year ended May 31, 2026 differed from the amount computed by applying the federal statutory income tax rate due to:

	Amount	Percent
U.S. Federal Statutory Income Tax and Rate	$ 1,888,000	21.0%
State and local income taxes, net of federal income tax effect (1)	100	0.0%
Effect of Cross Border Tax Laws:		
Foreign-Derived Deduction Eligible Income	(14,300)	-0.2%
Tax Credits:		
Research and development tax credits	(369,000)	-4.1%
Nontaxable and nondeductible items:		
Share-based payment awards	(929,900)	-10.3%
Other	10,900	0.1%
Other adjustments:		
Various miscellaneous items	(160,800)	-1.8%
	$ 425,000	4.7%

(1) State taxes in California make up the majority (more than 50%) of the tax effect of this category.

A reconciliation of the statutory U.S. federal income tax rate to the effective tax rate for the period before the adoption of ASU 2023-09 was as follows:

	2025
Computed tax provision at the expected statutory rate	$ 2,317,000
Tax effect of permanent differences:	
Research tax credits	(489,692)
Foreign-derived intangible income deduction	(224,700)
Stock option costs	(11,682)
Other permanent differences	24,300
Other	4,774
	$ 1,620,000
Effective income tax rate	14.7%

Income taxes paid (net of refunds) consisted of the following:

	2026
Federal	$ -
State	875
	$ 875

Income taxes paid (net of refunds) was $2,425,000 for the year ended May 31, 2025.

Income taxes paid, net of refunds, exceeded five (5) percent of total income taxes paid (net of refunds) in the following jurisdictions:

	2026
Federal	$ -
State	
New York	50
California	800
Other	25
	$ 875

The tax effects of temporary differences that give rise to the deferred income tax assets at May 31, 2026 and 2025 are as follows:

	2026	2025
Deferred tax assets:		
Allowance for estimated credit losses	$ 41,000	$ 118,500
Tax inventory adjustment	67,200	52,600
Allowance for obsolete inventory	145,900	165,500
Accrued professional fees	20,100	-
Accrued vacation	179,000	169,600
Warranty reserve	100,100	112,500
R&D capitalization	1,450,500	2,111,200
Stock options issued for services	537,700	117,700
	2,541,500	2,847,600
Deferred tax liabilities:		
Excess tax depreciation	(1,268,500)	(1,249,600)
Net deferred tax assets	$ 1,273,000	$ 1,598,000

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible. The Company provides a valuation allowance to the extent that deferred tax assets may not be realized. A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable. The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance. The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced. The Company will need to generate approximately $12.1 million in taxable income in future years in order to realize the deferred tax assets recorded as of May 31, 2026 of $2,541,500.

The Company and its subsidiary file consolidated Federal and State income tax returns. As of May 31, 2026, the Company had State investment tax credit carryforwards of approximately $546,000 expiring through May 2031.

11. Earnings Per Common Share:

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the period. Diluted earnings per common share reflects the weighted-average common shares outstanding and dilutive potential common shares, such as stock options.

A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution is as follows:

	2026	2025
Average common shares outstanding	3,170,439	3,131,134
Common shares issuable under stock option plans	99,238	147,555
Average common shares outstanding assuming dilution	3,269,677	3,278,689

12. Employee Stock Purchase Plan:

In March 2004, the Company reserved 295,000 shares of common stock for issuance pursuant to a non-qualified employee stock purchase plan. Participation in the employee stock purchase plan is voluntary for all eligible employees of the Company. Purchase of common shares can be made by employee contributions through payroll deductions and without brokers' fees. At the end of each calendar quarter, the employee contributions will be applied to the purchase of common shares using a share value equal to the mean between the closing bid and ask prices of the stock on that date. These shares are distributed to the employees at the end of each calendar quarter or upon withdrawal from the plan. During the years ended May 31, 2026 and 2025, 90 ($43.88 to $58.02 price per share) and 155 ($32.51 to $49.40 price per share) common shares, respectively, were issued to employees. As of May 31, 2026, 215,748 shares were reserved for further issue.

13. Stock Option Plans:

In 2025, the Company adopted a stock option plan which permits the Company to grant both incentive stock options and non-qualified stock options. The incentive stock options qualify for preferential treatment under the Internal Revenue Code. Under this

plan, 316,200 shares of common stock have been reserved for grant to key employees and directors of the Company and 83,850 shares have been granted as of May 31, 2026. Under the plan, the option price may not be less than the fair market value of the stock at the time the options are granted. Options vest immediately and expire ten years from the date of grant.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of each option granted under the plan was $19.53 during 2026 and $13.61 during 2025. The pricing model uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of options granted is derived from previous history of stock exercises from the grant date and represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination assumptions under the valuation model. The Company has never paid dividends on its common stock and does not anticipate doing so in the foreseeable future.

	2026	2025
Risk-free interest rate	**3.84%**	3.87%
Expected life in years	**4.3**	4.2
Expected volatility	**42%**	39%
Expected dividend yield	**0%**	0%

The following is a summary of stock option activity:

	Shares	Weighted Average Exercise Price	Intrinsic Value
Outstanding - May 31, 2024	**340,500**	$ 18.07	$11,185,815
Options granted	**89,800**	$ 37.24	
Less: options exercised	**31,000**	$ 11.51	
Less: options expired	**-**	-	
Outstanding - May 31, 2025	**399,300**	$ 22.89	$ 6,341,305
Options granted	**83,850**	$ 49.14	
Less: options exercised	**99,205**	$ 19.35	
Less: options expired	**1,500**	-	
Outstanding - May 31, 2026	**382,445**	$ 29.58	$ 8,386,635

We calculated intrinsic value for those options that had an exercise price lower than the market price of our common shares as of the balance sheet dates. The aggregate intrinsic value of outstanding options as of the end of each fiscal year is calculated as the difference between the exercise price of the underlying options and the market price of our common shares for the options that were in-the-money at that date (346,445 at May 31, 2026 and 309,500 at May 31, 2025). The Company's closing stock price was $51.00 and $36.93 as of May 31, 2026 and 2025. As of May 31, 2026, there are 232,350 options available for future grants under the 2025 stock option plan. $1,920,098 was received from the exercise of options during the fiscal year ended May 31, 2026; $356,883 was received from the exercise of options during the fiscal year ended May 31, 2025.

The following table summarizes information about stock options outstanding at May 31, 2026:

Outstanding and Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 9.01-$10.00	30,000	4.9	$ 9.69
$10.01-$11.00	10,250	3.1	$10.17
$11.01-$12.00	70,850	4.6	$11.68
$12.01-$13.00	3,750	1.2	$12.28
$13.01-$14.00	5,000	0.9	$13.80
$19.01-$20.00	42,000	6.9	$19.96
$20.01-$21.00	23,250	7.4	$20.78
$30.01-$31.00	42,000	8.9	$30.55
$43.01-$44.00	77,345	8.9	$43.53
$46.01-$47.00	42,000	7.9	$46.99
$56.01-$57.00	36,000	9.9	$56.43
$ 9.01-$57.00	382,445	7.1	$29.58

The following table summarizes information about stock options outstanding at May 31, 2025:

Outstanding and Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price
$ 9.01-$10.00	45,000	5.8	$ 9.71
$10.01-$11.00	15,250	3.7	$10.21
$11.01-$12.00	99,000	5.4	$11.72
$12.01-$13.00	6,000	1.7	$12.41
$13.01-$14.00	10,000	1.9	$13.80
$16.01-$17.00	10,000	0.9	$16.40
$19.01-$20.00	47,500	7.3	$19.89
$20.01-$21.00	33,750	8.4	$20.78
$30.01-$31.00	43,000	9.9	$30.55
$43.01-$44.00	46,800	9.4	$43.38
$46.01-$47.00	43,000	8.9	$46.99
$ 9.01-$47.00	399,300	6.9	$22.89

14. Retirement Plan:

The Company maintains a retirement plan for essentially all employees pursuant to Section 401(k) of the Internal Revenue Code. The Company matches a percentage of employee voluntary salary deferrals subject to limitations. The Company may also make discretionary contributions as determined annually by the Company's Board of Directors. The amount expensed under the plan was $471,767 and $462,445 for the years ended May 31, 2026 and 2025.

15. Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

The fair values of short-term investments were determined as described in Note 1.

16. Legal Proceedings:

The Company has been named as a third-party defendant in an action captioned Board of Managers of the 432 Park Condominium, et al. v. 56th and Park (NY) Owner LLC, et al. (the "Original Action").

The Original Action was filed on or about September 23, 2021. In the Original Action, the Board of Managers of 432 Park Condominium (the "Owner"), a condominium association for a high-rise condominium building (the "Building") located at 432 Park Avenue in New York, N.Y., asserts a claim against the condominium sponsor, 56th and Park (NY) Owner LLC (the "Sponsor") for damages arising from construction and design defects to the residential and commercial units at the Building.

The Sponsor subsequently filed a third-party complaint against LendLease Construction (US) LMB ("LendLease") and other parties involved in the Building's design. As to LendLease, the third-party complaint alleges breach of a construction management contract between LendLease and the Sponsor and negligence arising from purported failure to perform under the contract, and seeks indemnification against any damages asserted against the Sponsor by the Owner.

LendLease subsequently initiated a third-party complaint seeking indemnification from entities with whom LendLease had contracted for the supply of materials and services in connection with construction of the Building. The third-party complaint also names the Company as a third-party defendant based upon a contract between the Company and LendLease to supply 16 Viscous Damping Devices that were incorporated into a Tuned Mass Damper system designed by a third party to limit accelerations of the Building during wind events. The Company has timely filed and served an answer denying the allegations in LendLease's third-party complaint.

On June 15, 2026, the Owner filed an amended third-party complaint asserting claims for fraud against the Sponsor arising from construction of the façade at the Building (the "Fraud Action"). The Sponsor subsequently filed a third-party complaint against LendLease for contribution and indemnity relating to the Fraud Action, and LendLease subsequently initiated a third-party complaint against multiple parties, including the Company, relating to the Fraud Action. The Company believes it had no involvement in the façade work performed at the Building. After the Company and other third-party defendants objected to their being named defendants in LendLease's third-party complaint relating to the Fraud Action, LendLease agreed to discontinue, without prejudice and pursuant to a proposed stipulation, its third-party claims against the Company and other third-party defendants, but only to the extent those claims relate to the Fraud Action. The Company does not expect to participate in discovery proceedings relating to the Fraud Action. However, the proposed stipulation has not yet been agreed to by all parties, and thus the Company has timely filed and served an answer denying the allegations in LendLease's third-party complaint relating to the Fraud Action.

The Original Action and the Fraud Action, and all of the related third-party actions thereto, are pending in the Commercial Division of the Supreme Court, New York County.

Discovery relating to the Original Action is substantially complete. Discovery relating to the Fraud Action remains ongoing and is expected to conclude on or about February 26, 2027.

At present, the Company is unable to determine the likelihood of an unfavorable outcome or to quantify a potential loss

CORPORATE INFORMATION

Transfer Agent and Registrar

The Company's transfer agent is responsible for shareholder records, issuance of stock certificates and distribution of dividend payments and IRS Form 1099s. The transfer agent also administers plans for dividend reinvestment and direct deposit. Shareholder requests and inquiries concerning these matters are most efficiently answered by corresponding directly with Computershare Investor Services, 150 Royall Street, Canton, Massachusetts 02021. Communication may also be made by telephone by calling (800) 522-6645, via the Internet at www.computershare.com.

Stock Listing

Taylor Devices, Inc. stock is listed and traded on The Nasdaq Stock Market LLC
Ticker Symbol: TAYD

Annual Meeting

The 2026 Annual Meeting of Shareholders of Taylor Devices, Inc. will be held at the Hyatt Place Buffalo/Amherst, 5020 Main Street, Amherst, New York 14226, on **October 16, 2026, at 11:00 a.m.**, Eastern Time. There will also be a live webcast of the Annual Meeting available on the Company's website at www.taylordevices.com/annual-shareholders-meeting/. The webcast is being made available only for informational purposes. The Annual Meeting is being held in person, and accessing the webcast will neither count as attendance for purposes of meeting quorum requirements nor enable a shareholder to vote. Our shareholders of record at the close of business on August 17, 2026, the record date for the Annual Meeting, may vote at the meeting by attending in person or following the instructions in the Company's proxy materials. Shareholders who do not attend in person are encouraged to vote by proxy.

Holders

As of August 2026, the number of issued and outstanding shares of Common Stock was 3,225,015 and the approximate number of record holders of the Company's Common Stock was 317. Due to a substantial number of shares of the Company's Common Stock held in street name, the Company believes that the total number of beneficial owners of its Common Stock is approximately 5,300.

Form 10-K

A copy of the Company's Annual Report on Form 10-K is available to shareholders without charge upon written request to the attention of Paul Heary, CFO at Taylor Devices, Inc. 90 Taylor Drive, North Tonawanda, NY 14120.

Independent Registered Public Accounting Firm

Lumsden & McCormick, LLP
Cyclorama Building
369 Franklin Street
Buffalo, NY 14202-1702

General Counsel

Hodgson Russ LLP
140 Pearl Street
Suite 100
Buffalo, NY 14202

OFFICERS AND DIRECTORS

F. Eric Armenat
BOARD MEMBER

John Burgess
BOARD MEMBER

Robert M. Carey
BOARD MEMBER

Paul Heary
CHIEF FINANCIAL OFFICER

Tim Sopko
CHIEF EXECUTIVE OFFICER AND BOARD MEMBER

MANAGEMENT TEAM

Todd Avery
STRUCTURAL INTEGRATED PRODUCT TEAM LEAD

Stuart Buckley
VICE PRESIDENT, BUSINESS DEVELOPMENT AND STRATEGY

Robert Conrad
VICE PRESIDENT, OPERATIONS

Paul Crvelin
VICE PRESIDENT, ENGINEERING

Susan Hayes
HUMAN RESOURCES MANAGER

Paul Heary
CHIEF FINANCIAL OFFICER

Brian Lowicki
AEROSPACE/DEFENSE INTEGRATED PRODUCT TEAM LEAD

Mitch Reszczenski
DIRECTOR OF INFORMATION TECHNOLOGY

James Talty
NEW PRODUCT DEVELOPMENT INTEGRATED PRODUCT TEAM LEAD

Michael Yax
VICE PRESIDENT, QUALITY AND CONTINUOUS IMPROVEMENT

EXTENDED MANAGEMENT

Nathan Canney
DIRECTOR OF STRUCTURAL ENGINEERING

Steve Christie
MACHINE SHOP SUPERVISOR

Timothy Dewiel
PRODUCTION CONTROL MANAGER

Konrad Eriksen
STRUCTURAL PRODUCTS SALES DIRECTOR

Andrea Green
PRODUCTION CONTROL AND RECEIVING MANAGER

Steve Harding
MAINTENANCE MANAGER

Don Horne
CHIEF ENGINEER

Charles Ketchum III
QUALITY ASSURANCE MANAGER

Mark Lemke
PAINT SHOP SUPERVISOR

Benjamin Lorenz
MANUFACTURING ENGINEER/ MAINTENANCE COORDINATOR

Nicholas Marsolais
DIRECTOR OF SUPPLY CHAIN

Eric Roth
SCHOLL OPERATIONS MANAGER/ TEST SUPERVISOR

Andrew Simpson
BUSINESS MANAGER, AEROSPACE/DEFENSE

William Streams
MACHINE SHOP MANAGER

David Taylor
BUSINESS DEVELOPMENT MANAGER

Keith Varney
SENIOR DESIGNER

Dennis Warmus
MANUFACTURING ENGINEER MANAGER

Rebecca Winiecki
PROCUREMENT MANAGER



ARTEMIS II LAUNCH

Taylor Devices supplied critical components to NASA for the Artemis II mission. We are honored to have been part of the mission and want to thank our entire team for making us exceptional.

BOARD OF DIRECTORS & EXECUTIVES



F. Eric Armenat
Board Member

Mr. Armenat's career has spanned more than 40 years in a variety of middle-market organizations both public and privately owned. Mr. Armenat most recently served as President and Chief Executive officer of Multisorb Filtration Group which he successfully spearheaded the sale of in early 2018 from a private equity owner. Multisorb is the world leader in the active packaging industry, solving complex technical challenges in the pharmaceutical, food, and industrial markets. From 2012 to 2016, Mr. Armenat served as President and Chief Executive Officer for several companies owned by private equity. These companies included healthcare delivery, medical waste collection, and disposal, as well as active packaging. He was responsible for the successful business improvement and eventual divestiture of the companies.

From 2009 to 2012, Mr. Armenat served as Chief Operating Officer of Avox Systems (Zodiac Aerospace), a leading supplier of aircraft oxygen systems. From 1994 to 2009, he served as Vice President of Operations and then President and General Manager of Carleton Technologies (Cobham Mission Systems), a global leader of technology for the military and commercial aviation markets. Mr. Armenat also worked as an Operations Management Consultant with Ernst and Young beginning in 1984.

Mr. Armenat earned his Bachelor of Science Degree in Industrial Engineering from Southern Illinois University and his MBA in Finance and Accounting from St. Bonaventure University. He proudly served in the United States Air Force.



John Burgess
Chairman of the Board of Directors

Mr. Burgess gained his international strategy, manufacturing operations, and organizational development expertise from his more than 40 years of experience with middle-market public and privately-owned companies. Mr. Burgess served as President and CEO of Reichert, Inc., a leading provider of ophthalmic instruments, and spearheaded the acquisition of the company from Leica Microsystems in 2002, leading the company until its sale in January 2007. Prior to the acquisition, Mr. Burgess served as President of Leica's Ophthalmic and Educational Division before leading the buyout of the Ophthalmic Division and formation of Reichert, Inc.

From 1996 to 1999, Mr. Burgess was COO of International Motion Controls (IMC), a $200 million diversified manufacturing firm. During his tenure there, he led a significant acquisition strategy which resulted in seven completed acquisitions and sixteen worldwide businesses in the motion control market. Previously, Mr. Burgess operated a number of companies for Moog, Inc. and Carleton Technologies, including six years spent as President of Moog's Japanese subsidiary, Nihon Moog K.K. located in Hiratsuka, Japan. Moog, Inc. is the global leader in electro-hydraulic servo control technology with a focus on the aerospace and defense sectors. Mr. Burgess is also a former Operating Partner of Summer Street Capital Partners.

Mr. Burgess earned a BS in Engineering from Bath University in England, and an MBA from Canisius College located in Buffalo, NY. Currently, Mr. Burgess is a Director of Bird Technologies of Solon, Ohio.



Robert M. Carey
Board Member

Mr. Carey brings over 45 years of experience ranging from general management to consultative work to the Company. He was the General Manager of the Reichert Analytical Instruments group from 2001 to 2009. The company manufactures and internationally sells a variety of analytical measurement instruments for use in medicine, food processing, and biotechnology research.

Mr. Carey was the Principal at CMA, Ltd from 1990 to 2001. CMA, Ltd provides consulting services to the manufacturing sector in the areas of organization, operational change and strategic planning. Mr. Carey was also a Partner in Decision Processes International (DPI) from 1999 to 2001. DPI is an international strategic planning consultancy working with companies of all sizes.

In 1979, Mr. Carey joined Wilson Greatbatch Ltd. (now Integer Holdings) as North American Sales Manager. Mr. Greatbatch held the patents for the implantable pacemaker. The eponymously named company is the world's leader in implantable power sources. In 1981 Mr. Carey was named Vice President of Wilson Greatbatch and General Manager of the Electrochem Div. Electrochem which manufactures and internationally sells high-energy batteries used in rugged or remote environments such as space, oil and gas drilling, the military, and the ocean.

He earned a Bachelor of Science in Microbiology from the State University of California, Long Beach and a Master of Business Administration from the State University of New York at Buffalo. Mr. Carey served in the U.S. Army, achieving the rank of Captain.



Paul Heary
Chief Financial Officer

Mr. Heary has over 20 years of experience serving in senior financial management positions for several public and privately owned middle market manufacturers located in Western New York. Prior to joining Taylor Devices, Inc., Mr. Heary was Chief Financial Officer of Multisorb Filtration Group, a leader in sorbent technology serving the pharmaceutical, food, and industrial markets, from 2016 to 2022. At Multisorb, Mr. Heary played a key role in guiding the company through its 2018 sale from a private equity owner. From 2006 to 2016, he was the Senior Finance Director at Carleton Technologies (d.b.a. Cobham Missions Systems), a global leader in technology for the aerospace and defense market.

Mr. Heary joined Taylor Devices in September 2022. He has BS (Accounting) and MBA degrees from The State University of New York at Buffalo and previously held certifications for public and management accounting (CPA and CMA).



Timothy J. Sopko
Chief Executive Officer and Board Member

Mr. Sopko's business experience spans more than thirty years in Aerospace (Military and Civil), Industrial, as well as Commercial markets with a primary focus on Engineering, Product Development, Program Management, Operations, and Business Management.

Prior to joining Taylor Devices as CEO in April 2019, Mr. Sopko was Vice President and General Manager of Carleton Technologies Inc. (d.b.a. Cobham Mission Systems) in Orchard Park, New York, a Department of Defense Contractor. While there, he also held the positions of General Manager, Director of Engineering and Programs, Director of Engineering, and Director of Business Development. Under Mr. Sopko's leadership as VP and GM, Carleton successfully grew its annual sales from $110m to over $200m.

After nine years of Design Engineering and Program Management in the industry (1988-1997), Mr. Sopko co-founded Comprehensive Technical Solutions Inc., a New York State S-corporation that provided product design engineering services to companies across the United States, as well as produces and supports a portfolio of internally funded products.

Mr. Sopko is a Mechanical Engineering graduate of The State University of New York at Buffalo where he was also a member of The University's Mechanical and Aerospace Dean's Advisory Board for over 11 years. Mr. Sopko is also an author and/or co-author of several US Patents.

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